Wealth Minerals Ltd.

NEWS RELEASE

May 4, 2005

WEALTH ACQUIRES MACKENZIE PROJECT, BRITISH COLUMBIA AND ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia… Wealth Minerals Ltd. (the "Company" or "Wealth") - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that it has entered into an agreement with a group of individuals, collectively referred to as the VRBDD Syndicate, to acquire the Mackenzie Project located in central British Columbia.

The Mackenzie Project is a newly discovered zone of gold geochemical anomalies which appear to be conformable with one or more sedimentary horizons and/or associated thrust faults in a sequence of Late Proterozoic rocks. Based on the geologic setting, the host rocks involved, the structural environment and lack of associated base metals or intrusive rocks, the source gold mineralization is thought to be related to sediment hosted vein deposits (e.g. Muruntau – 80 M oz., Uzbekistan; Sukhoy Log – 20 M oz., Russia; Bendigo-Balarat – 20 M oz., Australia; and, Macrae's Flat – 5 M oz., New Zealand).

The Mackenzie Project is located in east-central British Columbia, approximately 150 km north of the city of Prince George. It is a linear belt measuring roughly 130 km (northwest-southeast) by approximately 18 km wide (the core of this area has been staked and consists of a block of 109 claims (44,149.494 hectares). The region forms the western slope of the Rocky Mountains and while the western edge of the project area is readily accessible via the Mackenzie Highway, the bulk of the area is presently accessible only by helicopter.

The project is underlain by Upper Proterozoic sedimentary rocks of the Misinchinka Group and lies immediately east of the Rocky Mountain Trench. As such, it falls within the "transition zone" between areas with potential for traditional "hard rock" metallic mineralization and the oil and gas producing areas of the West Canada Basin. For this reason, it seems to have been neglected by both hard rock prospectors and petroleum explorers.

The area was chosen for preliminary gold prospecting because of the presence of exhalite type iron formation, the lack of any government regional geochemical sampling coverage, the documented occurrence of old gold placers and the poorly known nature of the dominant host rocks, the Misinchinka Group.

Regional geochemical sampling has detected anomalous gold values in stream sediments over a strike length of approximately 70 km (northwest-southeast) in a series of comfortable (to regional strike) and en echelon bands up to 7 km wide. Approximately 350 silt samples were collected and of these roughly 8% are anomalous (40 ppb to 1250 ppb). Preliminary heavy mineral fraction analysis suggests that the bulk of the gold is fine although locally some coarse gold was noted.

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The presence of abundant quartz float as well as areas of local carbonate alteration in a setting strongly suggestive of a sediment hosted vein or slate belt gold deposit environment confirms the Mackenzie Project as a prime, new, unexplored gold belt.

The terms of the acquisition of a 100% interest are as follows:

1. On signing a letter of intent: $80,000 and 100,000 common shares;
2. On the first anniversary of signing: $25,000 and 200,000 common shares;
3. On the second anniversary of signing: $25,000 and 250,000 common shares;
4. On the third anniversary of signing: $25,000 and 250,000 common shares.

The owners will retain a 2% net smelter return (NSR) on any production and an advance royalty payment is to be made of $25,000 per year for every year after year 3 of the agreement.

Wealth may purchase one half of the NSR (1%) at any time for a payment of $1,000,000.

In conjunction with the acquisition of the Mackenzie Project, the Company intends to complete a non-brokered private placement of 1,000,000 units at a price of $0.56 per unit for total proceeds of $560,000. Each unit will consist of one common share and one-half of a common share purchase warrant. Each full warrant (the "Warrant") will be exercisable to acquire one additional common share at a price of $0.80 for a period of eighteen months from closing. A commission will be paid in connection with the private placement.

The proceeds of the private placement will be used to fund exploration on the Mackenzie Project and for general working capital.

The above transactions are subject to acceptance for filing by the TSX Venture Exchange.

On Behalf of the Board of Directors of
WEALTH MINERALS LTD.

"Jerry Pogue"
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.